UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice dated March 27, 2017 regarding Termination and Liquidation Agreement of Concession Contract No. 001 of 2010

Bogota, March 27, 2017

Grupo Aval Acciones y Valores S.A. informs that on March 27, 2017, Concesionaria Ruta del Sol S.A.S. -Company in which Corficolombiana participates with a 33% through its affiliate Episol S.A.S- and The National Infrastructure Agency (ANI) entered into an amendment agreement to the Termination and Liquidation Agreement of Concession Contract No. 001 of 2010 regarding Sector 2 of Ruta del Sol, with the purpose of guaranteeing the labor and contractual rights of the third parties that may have been affected by the early termination of this Concession Contract. The amendment agreement establishes that:

•	Subject to the approval of ANI, the following payments will be made with priority: (i) payments regarding the liquidation of personnel of the Concessionaire and the EPC contractor and (ii) payment to suppliers and subcontractors of the Concessionaire. Once these payments have progressed, a partial payment will be made to the indebtedness of the Concessionaire with financial entities.

•	The parties will immediately proceed to conduct worktables for the purpose of: (i) coordinating reversion of the project to the government and (ii) defining the procedure and timeline to determine the final amount of the contract’s liquidation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel